FORUM NATIONAL INVESMENTS LTD. Formally Commences Offer to Acquire All
of the Outstanding Shares of HSE Integrated Ltd.

Offer Represents 20% Premium to HSE’s 20-Day Volume Weighted Average Price

Forum National Investments Ltd. (OTCBB: FMNLF) ("Forum") announced today that it has formally commenced its offer to acquire all of the outstanding common shares of HSE Integrated Ltd. (TSX: HSL) ("HSE"). Forum will today deliver to HSE's principal office and file with the Canadian securities regulators its formal offer and take-over bid circular (together, the "Circular"). The Circular will be sent to HSE’s shareholders shortly following Forum’s receipt of HSE's shareholder list.

Offer Highlights

  HSE shareholders to receive one common share of Forum for every four HSE common shares tendered, representing approximately C$0.64 per HSE common share
  The Offer represents a 20% premium based on HSE’s 20-day volume weighted average price
  Transaction valued at approximately C$X million
  Offer allows HSE shareholders to participate in the growth of Forum as the acquisition is expected to be accretive to Forum in 2010
  The Offer values HSE at C$X million
  The Offer is open for acceptance until September 21, 2009 and includes a minimum tender threshold of 17%

“This offer is beneficial to shareholders of both companies and is a natural combination with many synergies,” said Daniel Clozza, President and Chief Executive Office of Forum. “If we are successful in making the necessary changes at HSE, we expect to restore profitability at HSE by the end of 2009. We further believe that the acquisition of HSE will be accretive to Forum’s shareholders by 2010. HSE’s shareholders will benefit by being able to participate in the upside of HSE through Forum’s growth platform.”

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the Toronto Stock Exchange (“TSX”).

On August 11, 2009, the closing prices of the Forum Shares were US$ 2.34 (CDN$ 2.57) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.55 on the TSX.

Pursuant to the offer, HSE shareholders will be entitled to receive one common share of Forum for every four HSE common shares validly tendered to the offer, representing approximately C$0.64 per HSE common share (based on Forum's closing share price as at August 11, 2009). The offer represents a premium of 14% to HSE's closing share price as at August 11, 2009 (based on Forum's closing share price as of the same day), and a premium of 20% to HSE's 20-day volume weighted average price as at August 11, 2009 (based on Forum's 20-day volume weighted average price as of the same day).

The offer will be open for acceptance until 5:00 p.m. (Eastern Daylight Time) on September 14, 2009, unless extended or withdrawn. The offer will be subject to certain conditions including a minimum tender threshold of 17%, receipt of all required regulatory approvals and third-party consents, the absence of any material adverse change in HSE, the absence of certain prohibited activities on the part of HSE (including share issuances, material debt issuances, acquisitions and dispositions) between the date hereof and the expiry of the offer, no untrue statements or omissions in HSE's public disclosure. Forum intends to take all necessary steps to acquire any HSE shares that remain outstanding following the expiry of the offer. Full details of the offer are included in the Circular.

Investors may obtain a free copy of the Circular and other documents filed by Forum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC's website at www.sec.gov. The Circular and other documents may also be obtained for free from Forum's website or by directing a request to Forum's investor relations department by telephone at (604) 275-2170 or toll free at (888) 806-6099 or fax (604) 275-8745or e-mail info@foruminvestments.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-879-7644.

The Offer will not be extended to holders who are U.S. Persons (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto and other HSE Shareholders who are resident in jurisdictions in which Forum Shares may not be lawfully delivered.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Forum or HSE. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

FORUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

About FNI:

Forum National Investments Ltd. (http://www.foruminvestments.com/) is a publicly held company currently trading on the OTCBB under the symbol FMNLF. Our primary business revolves around developing consumer driven organizations designed to enhance lifestyles. The company's Life Settlement operations in the United States are conducted through its wholly owned subsidiary, The American Life Settlements. (ALSS) http://www.thealss.com/.

For further information contact: Dan Clozza 604-806-6098

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Forum believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, spending levels and other factors could cause actual results to differ materially from Forum's expectations.

For further information contact:

Dan Clozza

604-806-6098